UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu,

Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The Results of the 53rd Ordinary General Meeting of Shareholders

Agenda 1 : Approval of Financial Statements for the 53rd FY

(From January 1, 2020 to December 31, 2020)

(Year-end dividend per share : KRW 4,500)

Item(Unit : KRW)	Consolidated	Separate
Total Assets	79,086,973 million	56,794,969 million
Total Liabilities	31,412,381 million	11,680,265 million
Share Capital	482,403 million	482,403 million
Total Equity	47,674,592 million	45,114,704 million
Sales	57,792,796 million	26,509,920 million
Operating Profit	2,403,035 million	1,135,197 million
Net Profit	1,788,152 million	965,863 million
Net Profit per Share	20,165	12,123

<Approval of Dividend Distribution>

Details	2020
1. Annual Dividend per Share (KRW)	8,000
- Year-End Dividend (KRW)	4,500
- Quarterly Dividend (KRW)	3,500
2. Dividend Yield Ratio (%)	3.0

( = Annual Dividend per Share / Market Price)

Agenda 2: Partial Amendments of the Articles of Incorporation

Agenda 2 is approved by the 53rd Ordinary General Meeting of Shareholders as proposed.

Existing Article	Amendment

Article 29-2. Recommendation of Inside Director Candidate other than the CEO and the Representative Director

A candidate for Inside Director other than the CEO and the Representative Director shall be recommended by the Board of Directors after his qualification is approved by the Director Candidate Recommendation and Management Committee as prescribed in Paragraph (1) of Article 45.

Article 29-2. Recommendation of Inside Director Candidate other than the CEO and the Representative Director

A candidate for Inside Director other than the CEO and the Representative Director shall be recommended by the Board of Directors after his qualification is approved by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45.

Article 30. Recommendation of Candidate for Outside Directors

(1)   A candidate for Outside Director shall be recommended by the Director Candidate Recommendation and Management Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31.

(2)   A shareholder holding voting shares of the Company may recommend a candidate for Outside Director to the Director Candidate Recommendation and Management Committee by the exercise of the shareholder proposal right under the applicable legislation.

(3)   The Director Candidate Recommendation and Management Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Outside Director.

Article 30. Recommendation of Candidate for Outside Directors

(1)   A candidate for Outside Director shall be recommended by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31.

(2)   A shareholder holding voting shares of the Company may recommend a candidate for Outside Director to the Director Candidate Recommendation Committee by the exercise of the shareholder proposal right under the applicable legislation.

(3)   The Director Candidate Recommendation Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Outside Director.

Article 45. Special Committees

(1)   The Company shall have special committees under the control of the Board of Directors as follows:

1.  (To be added)

2.  Director Candidate Recommendation and Management Committee;

3.  Evaluation and Compensation Committee;

4.  Finance and Related Party Transactions Committee;

5.  Executive Management Committee; and

6.  Audit Committee

Article 45. Special Committees

(1)   The Company shall have special committees under the control of the Board of Directors as follows:

1.  ESG Committee;

2.  Director Candidate Recommendation Committee;

3.  Evaluation and Compensation Committee;

4.  Finance Committee;

5.  Executive Management Committee; and

6.  Audit Committee

Agenda 3: Election of Inside Directors

•	Agenda 3-1: One(1) Candidate for the Representative Director & CEO

•	Agenda 3-1 is approved by the 53rd Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Choi, Jeong-Woo (3-1)	April 10, 1957	July 2018 ~ Present	Representative Director & CEO, POSCO	3 Years
		March 2018	Representative Director & President, POSCO CHEMICAL
		2017	Representative Director & President, Head of Corporate Strategy & Finance Center, POSCO
	Board of Directors	2016	Inside Director & Senior Executive Vice President, Head of Corporate Strategy & Finance Center, POSCO
		2015	Senior Executive Vice President, Head of Value Management Department, POSCO
		2014	Representative Director & Senior Executive Vice President, Head of Planning and Finance, POSCO Daewoo Corporation
		2010	Head of Corporate Audit Office, POSCO
		2008	Senior Vice President, Head of Corporate Strategy Department, POSCO E&C

•	Agenda from 3-2 to 3-5 : Other Four(4) Inside Directors Candidates

•	Agendas from 3-2 to 3-5 are approved by the 53rd Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Kim, Hag-Dong (3-2)	May 27, 1959	January 2021 ~Present	Inside Director & President, Head of Steel Business Unit, POSCO	1 Year
		2019	Inside Director & Senior Executive Vice President, Head of Steel Production & Technology Division, POSCO
		2017	Senior Executive Vice President, Head of Gwangyang Works, POSCO
	Board of Directors	2015	Senior Executive Vice President, Head of Pohang Works, POSCO
		2013	Representative Director & Senior Executive Vice President, SNNC
		2010	Senior Vice President, Deputy Head of Gwangyang Works(Iron & Steel Making), POSCO
Chon, Jung-Son (3-3)	August 26, 1962	March 2020 ~ Present	Inside Director & Senior Executive Vice President, Head of Global & Infra Business Unit and Head of Corporate Strategy & Planning Division, POSCO	1 Year
		2019	Inside Director & Senior Executive Vice President, Head of Corporate Strategy & Planning Division, POSCO
		2018	Inside Director & Senior Executive Vice President, Head of Corporate Strategy & Finance Center, POSCO
		2017	Representative Director & President, POSCO C&C
	Board of Directors	2016	Executive Vice President, Head of POSCO Corporate Strategy Office, POSCO
		2014	Senior Vice President, Senior Corporate Advisor, Value Management Department, POSCO
		2012	Senior Vice President, Head of Raw Materials Procurement Department, POSCO
Jeong, Tak (3-4)	April 5, 1959	March 2019 ~Present	Inside Director & Senior Executive Vice President, Head of Marketing Division, POSCO	1 Year
		2018	Senior Executive Vice President, Head of Steel Business Division, POSCO
		2016	Executive Vice President, Head of Steel Business Strategy Department, POSCO
	Board of Directors	2015	Executive Vice President, Head of Energy and Shipbuilding Materials Marketing Department, POSCO
		2013	Senior Vice President, Head of Energy and Shipbuilding Materials Marketing Department, POSCO
		2012	Senior Vice President, Overseas Marketing Department, POSCO
		2010	Senior Vice President, Head of Metal/HR Steel Business Division, Daewoo Corporation
Chung, Chang-Hwa (3-5)	June 18, 1961	January 2020 ~Present	Senior Executive Vice President, Head of Management Support Division, POSCO	1 Year
		2017	Senior Executive Vice President, Managing Director, POSCO-China (From January 2019)
	Board of Directors	July 2015	Executive Vice President, Head of Public Relations Department, POSCO
		February 2015 2012	Executive Vice President, Head of CR Center, POSCO E&C Senior Vice President, Head of Communication Department, POSCO

Agenda 4: Election of Outside Directors

•	Number of Outside Directors to be Elected: 2 Directors

•	Agenda 4-1 and 4-2 are approved by the 53rd Ordinary General Meeting of Shareholders as proposed.

Name	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
	May 29, 1955	March 1994 ~Present	Principal Research Scientist, Korea Institute of Science and Technology(KIST)
Yoo, Young-Sook (4-1)		January 2020 ~Present	Chairperson of the Board(non-permanent), Climate Change Center
		2014	Former Director(non-permanent), Research Institute of Industrial Science & Technology	3 Years
	Director Candidate Recommendation and Management Committee	2014	Co-President, Climate Change Center
		2011~2013	Minister, Ministry of Environment
		2009	Vice President, KIST
		2007	Head of Biological Science Research, KIST
		1990	Senior Research Scientist, KIST

		2015~Present	Senior Adviser, Yulchon LLC.
Kwon, Tae-Kyun (4-2)		2014~2020	Outside Director, SAMSUNG ELECTRO-MECHANICS CO., LTD.
November 28, 1955
		2017~2019	Outside Director, MIRAE ASSET DAEWOO CO., LTD.	3 Years
		2010	Ambassador, Korea to the United Arab Emirates
		2009	Chief Administrator, Public Procurement Service
	Director Candidate Recommendation and Management Committee	2008	Head of Trade and Investment Office, Ministry of Knowledge Economy
		2007	Deputy Minister for Free Economic Zone Planning, MOFE
		2006	Commissioner, Korea Financial Intelligence Unit, MOFE
		2001	Economic Councilor, OECD Representative
		1996	Finance and Economy Adviser, Office of the President
		1992	Country Officer, Asian Development Bank

Agenda 5: Election of an Outside Director to Become an Audit Committee Member

Agenda 5 is approved by the 53rd Ordinary General Meeting of Shareholders as proposed.

Name	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Kim, Sung-Jin	April 18, 1949	March 2018	Outside Director, POSCO	3 Years
~March 2021
		2011~Present	Adjunct Professor, Department of Economics, Seoul National University
		2009	President, Hankyong National University
		2006	Minister, Ministry of Maritime Affairs and Fisheries
		2004	Administrator, Small and Medium Business Administration
		2003	Secretary to the President on Policy Planning and Industrial Policy
	Director Candidate Recommendation and Management Committee	2003	Director General, Social Budget Bureau at National Budget Administration
		1998	Director General, Finance & Economy Bureau and Industrial Policy Bureau at the Office of the Prime Minister
		1975	Deputy Director, Economic Planning Bureau and Budget Bureau

Agenda 6: Approval of the Ceiling Amount of Total Remuneration for Directors

Agenda 6 is approved by the 53rd Ordinary General Meeting of Shareholders as proposed.

☐	The ceiling amount (to be approved) of the total remuneration in the FY 2021:

KRW 10.0 billion

☐	The ceiling amount (approved) of the total remuneration in the FY 2020:

KRW 10.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: March 15, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Head of Finance Office